Evraz to Acquire Claymont Steel for US$564.8 Million

Luxembourg and Claymont, Del., December 10, 2007 – Evraz Group S.A. (LSE: EVR) (Evraz) and Titan Acquisition Sub, Inc., a wholly owned subsidiary of Evraz (Titan), today announced that they have entered into a definitive agreement with Claymont Steel Holdings, Inc. (Nasdaq: PLTE) (Claymont Steel) under which Evraz will acquire Claymont Steel for US$23.50 per share, for an aggregate price of approximately US$564.8 million (including debt and net of cash). The offer price of US$23.50 per share represents a premium of 19.1% to Claymont Steel’s three month volume weighted average stock price, a premium of 38.2% to Claymont Steel’s initial public offering price of US$17.00 in December 2006, and a premium of 6.8% to the closing price of Claymont Steel’s stock on Friday, December 7, 2007, of US$22.00.

Under the terms of the agreement, Titan will make a cash tender offer for all shares of Claymont Steel common stock and then merge with Claymont Steel. The board of directors of Claymont Steel has unanimously recommended that the shareholders of Claymont Steel accept the offer.

H.I.G. Capital LLC, Inc., which owns approximately 42.6% of Claymont Steel’s issued common stock, has committed to tender its shares in the offer.

The offer, which is expected to commence during the week of December 17, 2007, will be subject to customary conditions, including antitrust clearance, and the acquisition by Evraz of a majority of Claymont Steel’s shares. The offer will be followed by a merger at the same price. Upon completion of the transaction, Claymont Steel will become a subsidiary of Evraz.

ABN AMRO Incorporated is acting as exclusive financial advisor to Evraz and will be the dealer-manager for the tender offer. Jefferies & Company, Inc. is acting as lead financial advisor to Claymont Steel in the transaction and delivered a fairness opinion to Claymont Steel’s board of directors. Cleary Gottlieb Steen & Hamilton LLP is acting as legal counsel to Evraz, and Morgan, Lewis & Bockius LLP is acting as legal counsel to Claymont Steel.

Jeff Bradley, Claymont Steel’s Chairman and Chief Executive Officer, said: “We believe that this transaction delivers significant value to our stockholders. We are excited at the opportunity to become part of a company with a significant international presence. As a plate producer, we believe Claymont Steel will be able to contribute to and complement Evraz’s North American operations at Evraz Oregon Steel Mills, Inc. We believe that our customers will also support this deal”.

“This transaction represents yet another important step in the implementation of our long-term strategy to develop higher value downstream markets,” said Alexander Frolov, Evraz’s Chairman and Chief Executive Officer. “It will expand our presence in North America, one of the most important steel markets globally. Having acquired Oregon Steel Mills at the beginning of this year, we laid the foundation of our American plate business and intend to continue to strengthen it now with Claymont Steel’s steel plate production. We will also be happy to have Claymont Steel’s experienced personnel joining Evraz’s multinational team”.

The tender offer described herein has not commenced. The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Claymont Steel. At the time the tender offer is commenced, Titan and Evraz intend to file a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Claymont Steel intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Titan, Evraz and Claymont Steel intend to mail these documents to the stockholders of Claymont Steel. These documents will contain important information about the tender offer and stockholders of Claymont Steel are urged to read them carefully when they become available. Stockholders of Claymont Steel will be able to obtain a free copy of these documents (when they become available) at http://www.evraz.com/ and http://www.claymontsteel.com/ and the website maintained by the Securities and Exchange Commission at http://www.sec.gov/. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Evraz by contacting Evraz at IR@evraz.com or +7 495 232 1370, attention: Investor Relations, or from Claymont Steel by contacting Claymont Steel at aegner@claymontsteel.com or (302) 792-5400, attention: Allen Egner.

Forward Looking Statements

This press release contains forward-looking statements, including statements regarding the expected benefits of the acquisition, which involve a number of risks and uncertainties. These statements are based on Evraz’s and Claymont Steel’s current expectations and beliefs. Actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied, changes in both companies’ businesses during the period between now and the closing, developments in obtaining regulatory approval for the transaction; the successful integration of Claymont Steel into the business of Evraz subsequent to the closing of the acquisition; timely development, competitive products and pricing, as well as fluctuations in demand; cost and availability of raw materials; potential equipment malfunction; and plant construction and repair delays; the ability to retain key management and technical personnel of Claymont Steel; adverse reactions to the proposed transaction by customers, suppliers and strategic partners and other risks described in Claymont Steel’s report on Form 10-K filed with the Securities and Exchange Commission (SEC) for the fiscal year ended December 31, 2006. Claymont Steel and Evraz are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

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For further information:

Evraz Group S.A.

Irina Kibina

Vice President

Corporate Affairs and Investor Relations

Tel: +7 495 232 1370

IR@evraz.com

Claymont Steel Holdings, Inc.

Allen Egner

Chief Financial Officer

Telephone: 302-792-5400

Email: aegner@claymontsteel.com

Evraz Group S.A. is one of the largest vertically-integrated steel and mining businesses. In 2006, Evraz Group produced 16.1 million tonnes of crude steel. Evraz Group’s principal assets include three of the leading steel plants in Russia: Nizhny Tagil (NTMK) in the Urals region and West Siberian (Zapsib) and Novokuznetsk (NKMK) in Siberia, as well as Palini e Bertoli in Italy, Evraz Vitkovice Steel in the Czech Republic, and Evraz Oregon Steel Mills headquartered in the USA. Its fast-growing mining businesses comprise Evrazruda, the Kachkanarsky (KGOK) and Vysokogorsky (VGOK) iron ore mining complexes, Yuzhkuzbassugol company and an equity interest in the Raspadskaya coal company. The mining assets enable Evraz Group to be a vertically-integrated steel producer. Evraz Group also owns and operates the Nakhodka commercial sea port, in the Far East of Russia. Evraz vanadium operations comprise Strategic Minerals Corporation, USA, and Highveld Steel and Vanadium Corporation, South Africa. For further information visit www.evraz.com

Claymont Steel manufactures and sells custom discrete steel plate in North America. Claymont Steel’s headquarters and manufacturing facilities are located in Claymont, Delaware. More information is available at http://www.claymontsteel.com.